Exhibit 99.1

Lentuo International Announces Resignation of CFO

Company expects new dealerships to add revenue of RMB 146 million (US $23 million) for fiscal 2011

BEIJING, July 28, 2011 —Lentuo International Inc. (NYSE: LAS) (“Lentuo” or the “Company”), the largest non-state-owned automobile retailer in Beijing as measured by new vehicle sales revenue, today announced it has signed a binding Letter of Intent (“LOI”) to acquire Huizhou FAW-Volkswagen Sales and Service Ltd. Co. (“Huizhou FAW-VW”) and an equity transfer agreement to acquire Beijing Hexinshuntong Automobile Sales and Service Ltd. Co. (“Beijing Mazda”).

Huizhou FAW-VW, located in Huizhou, Guangdong Province, People’s Republic of China, sold 999 vehicles and generated RMB 143 million (US $22 million) in revenue during 2010. The Company expects the dealership to sell 600 vehicles and contribute approximately RMB 76 million (US $12 million) in revenue for the remainder of fiscal 2011. Huizhou FAW-VW is expected to be acquired for a cash purchase price of RMB 85 million (US $13 million).

Beijing Mazda sold 499 vehicles and generated RMB 62 million (US $10 million) in revenue during 2010. The Company expects the dealership to sell 480 vehicles and contribute approximately RMB 70 million (US $11 million) in revenue for the remainder of fiscal 2011. Lentuo has completed financial and legal due diligence and is negotiating a definitive agreement with the seller. The expected purchase price for the acquisition is RMB 43 million (US $7 million). The Company expects to complete the acquisition of Beijing Mazda by August 2011.

Mr. Hetong Guo, Founder and Chairman of Lentuo, stated, “We continue to successfully execute our expansion strategy. The completed acquisition of Huizhou FAW-VW further solidifies our long-term relationship with the venerable First Automobile Works and expands our geographic footprint into the lucrative Guangdong Province market.”

“As we already operate two of the top-performing Mazda dealerships in China, we believe adding Beijing Mazda to our dealership network will strengthen our position to capitalize on the continued high demand for Mazda vehicles,” continued Mr. Guo. “We remain on track to meet our fiscal 2011 expansion goals, more than doubling the size of our dealership network since our IPO.”

About Lentuo International Inc.

Lentuo is the largest non-state-owned automobile retailer in Beijing, China as measured by new vehicle sales revenue in 2009, according to the China Automobile Dealers Association (“CADA”). Lentuo operates eight franchise dealerships, ten automobile showrooms, one automobile repair shop and one car leasing company in Beijing, the largest new passenger vehicle market among all cities in China. Three of Lentuo’s eight dealerships are among the leading dealerships in China for their respective brands, as measured by the volume of new vehicle sales by individual dealership.

Contact:

Dave Gentry, U.S.

RedChip Companies, Inc.

Tel: +1-800-733-2447, Ext. 104

Email: info@redchip.com

Web: http://www.redchip.com

Jiangyu Luo

Lentuo International Inc.
Investor Relations Department
Email: luojiangyu@lentuo.net

Web: http://www.lentuo.net

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SOURCE: Lentuo International Inc.